Anthony W. Basch 804 / 771-5725 awbasch@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

March 17, 2009

By EDGAR and U.S. Mail

Anne Nguyen Parker, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd,
Amendment No. 2 to Registration Statement on Form S-1
File No: 333-152964

Dear Ms. Parker:

On behalf of Recon Technology, Ltd and in response to the comments set forth in your letter dated November 26, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

General

1.	With respect to the warrants to be issued to your placement agent, please clarify in your fee table and your prospectus the securities that are covered by the registration statement. For example, please clarify whether your filing registers the issuance of the warrants to your placement agent, the issuance of the common stock underlying the warrants, and the resale of the warrants. If the registration statement is intended to cover the resale of the warrants, please advise us of your basis for registering such resale.

Recon-CI acknowledges the comment and clarifies that the filing registers (i) the common shares offered in its initial public offering and (ii) the placement agent warrants with underlying common shares issued to the placement agent. The placement agent warrants are exercisable within one year from the commencement of the offering. Accordingly, the offering of the ordinary shares underlying the placement agent warrants are deemed to commence simultaneously with the placement agent warrants.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Anne Nguyen Parker, Esq.

March 17, 2009

2.	We note your response to our prior comment 4 and re-issue such comment in part. Please disclose the number of securities to be offered pursuant to the prospectus. In this regard, we note that information regarding the amount of securities to be offered is not information that may be omitted pursuant to Rule 430A of the Securities Act.

Recon-CI acknowledges the comment and has revised the registration statement to reflect such information.

3.	We note your response to our prior comment 7 and remind you to file all exhibits as soon as practicable. In addition, please advise why Exhibits 10.38 and 10.40 are your material contracts. For example, it is not clear how you, your subsidiaries, or the Chinese domestic companies that you control are involved with such agreements. In addition, please advise whether you have any material contracts with CNPC or Sinopec.

Recon-CI acknowledges the comment and has filed or will file all exhibits prior to requesting effectiveness. Exhibit 10.38 is a contract of BHD, one of the Domestic Companies. BHD is also sometimes referred to as Beijing Bright Technology, Ltd. Recon-CI has revised the title of Exhibit 10.38 to conform to the remainder of the registration statement.

Recon-CI has withdrawn Exhibit 10.40. As described in greater detail in Note 1 to the financial statements, Yabei Nuoda (Exhibit 10.40) was previously a variable interest entity of, and consolidated with, one of the Domestic Companies. As disclosed in the registration statement, as amended, Yabei Nuoda was sold to an unrelated party and is no longer consolidated with Recon-CI or any of the Domestic Companies.

Recon-CI has filed translations and summary translations of its and the Domestic Companies’ material agreements with CNPC and Sinopec as Exhibits 10.42 through 10.50.

4.	Please update your filing to include interim financial statements to comply with Rule 8-08 of Regulation S-X.

Recon-CI acknowledges the comment and has included interim financial statements with this filing in compliance with Rule 8-08 of Regulation S-X.

Prospectus Summary, page 1

Our Company, page 1

5.	Please clarify in this section your relationship with Beijing Yabei Nuoda Technology Co., Ltd., Beijing Adar Petroleum Technology, Ltd., and Xiamen Hengda Haitian Internet Technology, Ltd.

Recon-CI acknowledges the comment and has revised the registration statement to clarify that principal shareholders in Recon-CI held controlling interests in Beijing Yabei Nuoda Technology., Ltd., Beijing Adar Petroleum Technology, Ltd., and Xiamen Hengda Haitian Internet Technology, Ltd. until such entities were sold to unrelated parties. In addition, these entities had significant transactions with a Domestic Company that resulted in the Domestic Company being the primary beneficiary of such entity. Consequently, these entities were consolidated with the Domestic Companies until the date of disposition.

Anne Nguyen Parker, Esq.

March 17, 2009

Risk Factors, page 6

6.	We note that you removed the disclosure regarding the risk that your competitors may independently develop substantially equivalent proprietary information, and the risk that the laws of China may not protect proprietary rights to the same extent as U.S. law. We also note that you removed disclosure regarding the risk that the PRC government may not agree that your operating arrangements comply with applicable laws and regulations. Please replace such disclosure related to these risks, or advise us why these are not material risks.

Recon-CI removed the referenced disclosure in response to prior SEC Comment 13. Recon-CI incorporated elements of the risk factor “If we are unable to adequately protect our rights to our intellectual property…” into the risk factor “As a technology-oriented business, our ability to operate profitably…” and incorporated elements from the risk factor “If the PRC government determines that the contractual arrangements…” into the risk factor “PRC laws and regulations governing our business and the validity of certain of our contractual arrangements are uncertain…” The above referenced disclosure was not incorporated into the new risk factors.

In response to the current Comment, Recon-CI has revised the registration statement to incorporate the above referenced disclosure regarding the risk that competitors may independently develop substantially equivalent proprietary information, and the risk that the laws of China may not protect proprietary rights to the same extent as U.S. law into the risk factor “As a technology-oriented business, our ability to operate profitably…” Recon-CI has also incorporated the above referenced disclosure regarding the risk that the PRC government may not agree that its operating arrangements comply with applicable laws and regulations into the risk factor “PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain…”

Our revenues are highly dependent on a very limited number of customers… page 8

7.	Please expand the subheading to this risk factor to reflect the risk that your contracts with your major customers may be terminated at any time, causing material harm to your operations.

Recon-CI acknowledges the comment and has revised the subheading to the referenced risk factor as follows:

Our revenues are highly dependent on a very limited number of customers, which subjects our business to high seasonality. Our contracts with such customers may be terminated at any time, materially and adversely affecting our business.

Recent PRC regulations relating to the establishment of off-shore special purpose vehicles… page 13

8.	We note your response to our prior comment 21. Please clarify in this section, if true, that the term “PRC subsidiaries” is intended to make reference to Recon-JN and Recon-HK.

Recon-CI confirms that the term “PRC subsidiaries” referred to Recon-JN and Recon-HK and has revised the registration statement to refer to Recon-JN and Recon-HK by name.

Anne Nguyen Parker, Esq.

March 17, 2009

If our financial condition deteriorates… page 16

9.	We note your response to our prior comment 22 and re-issue such comment in part. Please remove any suggestion that your shares will be listed on the NASDAQ.

As discussed with Commission Staff, Recon-CI will not request effectiveness prior to receiving confirmation that its shares will be listed on the NASDAQ Capital Market. Recon-CI has revised the registration statement to clarify that Recon-CI has applied for listing on the NASDAQ Capital Market and will not request effectiveness unless it receives notice that it meets NASDAQ listing standards, but that it has not yet been so notified and has not assurance that the ordinary shares will be listed on the NASDAQ Capital Market.

10.	It appears from your response that you will not request effectiveness unless you are notified that your application will be approved is not consistent with the suggestion in your response to prior comment 23 that you may proceed with the offering without the NASDAQ listing approval. Please advise.

Recon-CI acknowledges the comment and has revised the registration statement to clarify that Recon-CI will not request effectiveness of the registration statement unless and until it has been notified that its application to list on the NASDAQ Capital Market.

Our Corporate Structure, page 20

11.	We have read your response to prior comment 57(i), clarifying that you are presenting consolidated financial statements due to the primary beneficiary determination, not combined financial statements based on common control. Your disclosures indicate that your wholly owned subsidiary, Recon-JN was established on November 15, 2007 and maintains the contractual arrangements that establish Recon-JN as the primary beneficiary of the Domestic Companies. Please disclose the date(s) of the agreement and the date that you became the primary beneficiary of the Domestic Companies. Tell us how you have concluded that they should be consolidated as opposed to combined in your 2007 and 2008 financial statements prior to the date of the agreements, considering the guidance in paragraph 20 of FIN 46(R) and paragraph 22 of ARB 51.

Recon-CI acknowledges the comment and has revised the registration statement to clarify that the contractual arrangements are dated January 1, 2008 and that, prior to the date of such agreements, the Domestic Companies are combined, rather than consolidated, with Recon-CI.

Contractual Arrangements with Domestic Companies and their Shareholders, page 22

12.	We note your response to our prior comment 28. If material, please disclose the practical effect of the provision in each of the powers of attorney that provides that Recon-JN shall be entitled to transfer, allocate or in any other way utilize the cash dividends and other non-cash income arising out of the Equity Interest in accordance with the shareholder’s “oral or written instructions.”

Recon-CI acknowledges the comment and clarifies that the practical effect of the cited provision in each Power of Attorney is not material. Consequently, Recon-CI has not amended the registration statement. As noted in the comment, each Power of Attorney provides

Anne Nguyen Parker, Esq.

March 17, 2009

Except as otherwise provided hereunder, Recon-JN shall be entitled to transfer, allocate or in any other way utilize the cash dividends and other non-cash income arising out of the Equity Interest in accordance with my oral or written instructions.

This provision applies only to “cash dividends and other non-cash income arising out of the Equity Interest” and does not apply to the net profits of each of the Domestic Companies. In other words, the language applies only to the amount (10% of net profits) that is not already paid to Recon-JN pursuant to Section 2.1 of each Exclusive Technical Consulting Service Agreement. Section 2.1 provides that “[a]s consideration for the services provided by [Recon-JN] under this Agreement, [each Domestic Company] shall pay a consulting fee to [Recon-JN] equal to 90% of [such Domestic Company]’s annual net profit (the “Consulting Fee”).

Moreover, that remaining 10% of net profits is further restricted by Section 4.2 of each Equity Interest Pledge Agreement, which provides that Recon-JN “shall be entitled to collect the dividends from the Equity Interest during the term of the Pledge.” Because the Pledge remains in effect to guarantee payment under the Exclusive Technical Consulting Service Agreement, the Principal Shareholders will not have any right to receive dividends if they are declared. Further, since the Principal Shareholders have granted Powers of Attorney to Recon-JN, only Recon-JN (and Recon-CI by virtue of its ownership of Recon-JN) may declare such dividends in any event.

To the extent any such dividend were declared and not retained by Recon-JN, the referenced language merely reflects the parties’ desire that the Principal Shareholders be able to provide written or oral instructions about how to deliver such dividend or other non-cash income to the Principal Shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

13.	We note your revised disclosure at page 30 that you “are a company focused on production and service for oilfield exploitation industry companies” in the People’s Republic of China. Please revise your disclosure to clarify that you are not an oil production company. For example, we note your disclosure at page 44 that you are a provider of computer software and hardware solutions to companies in the petroleum mining and extraction industry, and that you provide services designed to automate and enhance the extraction of petroleum in China.

Recon-CI acknowledges the comment and has revised the registration statement to clarify in the discussion of its organization that it is not an oil production company.

Factors Affecting Our Business, page 31

14.	We note your disclosure regarding the benefits of “the automation system.” Please clarify whether you are referring to automation generally, or to the technology and services that you provide. If you are referring to automation generally, please provide independent support for your disclosure that the system has improved labor productivity, brought down manual work and consumptions, lowered costs for oil extractions, eliminated failures in time, increased oil output, and actualized automatic management.

Anne Nguyen Parker, Esq.

March 17, 2009

Recon-CI acknowledges the comment and has revised its discussion of the factors affecting its business to clarify that disclosure regarding the benefits of the “automation system” refers to the technology and services provided by Recon-CI.

15.	We note your disclosure that through application of the automation system, “PSI” can be accurately passed on to management in real time. Please define the term “PSI”.

The term “PSI” stands for “pounds per square inch” and refers to oil pressure ratings. Accordingly, Recon-CI has revised the registration statement to refer to oil pressure.

Cost of Revenues, page 37

16.	We note your disclosure that “[a]lthough the Chinese government was trying to take measures against rising prices, [y]our business still suffered significantly in the past year.” Please expand your disclosure to discuss how your business suffered, and to identify what products or services caused such effect. For example, we note your disclosure at page 37 that as a percentage of revenues, your cost of revenues decreased in 2008.

Recon-CI acknowledges the comment and clarifies that prices rose more significantly beginning in 2007. As a result, both 2007 and 2008 show relatively high costs of revenue. These numbers improved in 2008 due to measures taken by the Chinese government, but Recon-CI continued to be affected by the increases, compared to 2006. Accordingly, Recon-CI has revised the disclosure to read as follows:

Raw materials used to produce our hardware products consist largely of steel products and chemical products. Since 2006, the prices of steel and oil have increased, resulting in increases in downstream products like our products. The Chinese government has taken measures against these rising prices, but our business was still affected in 2007 and 2008 because of these costs. Our cost of services also increased slightly because some project periods extended due to bad construction conditions in China. We consider our cost of revenues to be variable and expect that our cost of revenues will increase as our revenues grow.

Competition, page 47

17.	We note your revised disclosure regarding your “primary domestic” competitors, such as Schlumberger and Honeywell. Please revise your disclosure to state, if true, that such companies represent your primary foreign competitors.

Recon-CI acknowledges the comment and has revised the disclosure regarding its competition to state that Schlumberger, Baltur, Honeywell, Emerson and Rockwell are its primary foreign competitors.

Anne Nguyen Parker, Esq.

March 17, 2009

Management, page 53

Board of Directors and Board Committees, page 55

18.	We note your disclosure that your board maintains a majority of independent directors. Please state which definition of independence you used. See item 407(a)(1)(ii) of Regulations S-K.

Recon-CI acknowledges the comment and has revised the registration statement to state that its Board of Directors maintains a majority of independent directors in conformance with the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15).

Principal Shareholders, page 58

19.	We note your response to our prior comment 49 and re-issue such comment in part. Please revise to include disclosure with respect to your executive officers and directors as a group. See Item 403(b) of Regulation S-K.

Recon-CI acknowledges the comment and has revised the beneficial ownership table to include disclosure of the number of shares and percentage of ownership of its executive officers and directors as a group.

Related Party Transactions, page 59

20.	We note your revised disclosure regarding payables to related parties. Please disclose how Ningxia Bright, Xiamen Yingjia, Cheng Bo and Wang Binbin are related parties.

Recon-CI acknowledges the comment and has updated the related party transactions section to clarify the relationships between Recon-CI and each of the related parties.

Placement, page 72

21.	We note your disclosure regarding the “Offering Termination Date.” However, it appears that such disclosure is not consistent with the definition of such term as set forth in the form of agreement with your placement agent filed as Exhibit 1.1. Please advise or revise.

Recon-CI acknowledges the comment and has revised the referenced section to make the definition of “Offering Termination Date” consistent with such definition as it appears in the Form of Placement Agreement filed as Exhibit 1.1 to the registration statement. The revised sentence reads as follows:

Unless sooner withdrawn or canceled by either us or the placement agent, the offering will continue until the earliest of (i) the date the maximum offering is sold, (ii) October 1, 2009, or (iii) such other date mutually acceptable to us and our placement agent after which the minimum offering is sold (the “Offering Date”).

Anne Nguyen Parker, Esq.

March 17, 2009

22.	We note your disclosure that the placement agent’s warrants will be exercisable at 120% of the offering price per ordinary share for a period of five years. However, such offering price and expiration term are not set forth in the form of warrant agreement, as filed. Please advise.

Recon-CI acknowledges the comment. The Form of Warrant Agreement filed as Exhibit 10.31 to the registration statement states in Section 1 that the placement agent’s warrants will have “…an exercise price equal to $            per share (the “Exercise Price”)”. At closing, an amount equal to 120% of the offering price per ordinary share will be filled in as the Exercise Price, consistent with the disclosure in the registration statement. Although Recon-CI has estimated a bona fide range for the offering price, the exact offering price per ordinary share has yet to be determined and all references are to an assumed offering price. Consequently, the Exercise Price will be filled in the Form of Warrant Agreement when the offering price is determined.

The Form of Warrant Agreement states in Section 4(a), “At any time and from time to time on and after one hundred eighty (180) days after the closing of the initial public offering of the Company’s ordinary shares (the “IPO”) and expiring on             ,             at 11:59 p.m., Richmond, Virginia time (the “Exercise Period”), the Warrant may be exercised…” At closing, the expiration date of the Exercise Period will be filled in with the date that is five years from the date of the closing of the IPO, consistent with the disclosure in the registration statement. As the date of closing of the IPO has yet to be determined, it is not feasible at this time to fill in the expiration date in the Form of Warrant Agreement.

23.	Your disclosure at page 73 regarding your lock-up agreements does not appear to be consistent with the form of lock-up agreement filed as Exhibit 10.33. Please advise or revise.

Recon-CI has agreed with its placement agent to amend the terms of its engagement letter with respect to the lock-up agreement requirements. Accordingly, Recon-CI has filed an amended form of lock-up agreement and has revised its disclosure in the registration statement to conform to these new requirements, as follows:

Lock-Up Agreements

Our founders, Mr. Yin, Mr. Li and Mr. Chen, have agreed to encumber their ordinary shares in our company in two ways. First, they have agreed to place, on a pro rated basis, that number of ordinary shares into escrow that is equal to 50% of the maximum number of shares to be sold in this offering. Upon closing of this offering, the escrow agent will return any shares in excess of 50% of the actual number of shares sold in the offering. Our company may redeem these escrowed shares without additional consideration if our after-tax per-share earnings are less than $0.7459 to the extent needed to increase the effective after-tax per-share earnings to that level. See “Risk Factors – A redemption of shares held by our founders may be insufficient to cause our company to achieve projected earnings and may reduce our founders’ involvement and stake in our company,” “Related Party Transactions – Founders’ Shares Subject to Redemption” and “Placement – Market and Pricing Considerations.”

Second, Mr. Yin, Mr. Li and Mr. Chen have entered into lock-up agreements as to any shares they currently own or later acquire in our company, including the escrowed shares described in the previous paragraph. Pursuant to the lock-up agreements, these shareholders have agreed (1) not to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus and (2) not to sell or otherwise

Anne Nguyen Parker, Esq.

March 17, 2009

dispose of more than fifty percent (50%) of their ordinary shares in the following 100 days. Upon the expiration of these lock-up agreements, additional ordinary shares will be available for sale in the public market.

These lock-up agreements apply to our ordinary shares and to securities convertible into, or exchangeable or exercisable for, or repayable with, our ordinary shares. These lock-up agreements also apply to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Legal Matters, page 75

24.	We note your response to our prior comment 53. Please clarify whether Kaufman & Canoles, P.C. will pass on matters for you. As revised, your disclosure is confusing in this regard. In addition, if you retain the reference to Kaufman & Canoles, please file as an exhibit to your filing a consent by such firm to be named in your registration statement.

Recon-CI acknowledges the comment and has revised the disclosure to read as follows: “Certain matters of United States federal law will be passed on for us by Kaufman & Canoles, P.C., Richmond, Virginia. Certain matters of United States federal law will be passed upon for the placement agent by Kaufman & Canoles, P.C., Richmond, Virginia.” Kaufman & Canoles has consented to the filing of the requested consent.

Undertakings, page II-3

25.	We note your response to our prior comment 56 and re-issue such comment. Please provide the undertaking required by Item 512(a)(1)(iii) of Regulation S-K. We expect that such undertaking would more closely follow the language set forth in the referenced item.

Recon-CI acknowledges the comment and has revised the comment to more closely follow the language of the undertaking set forth in Item 512(a)(1)(iii) of Regulation S-K. The revised undertaking reads as follows:

(iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Exhibits

26.	We note your disclosure in note 6 of the notes to your consolidated financial statement regarding the subscription agreement that you signed in December 2007. Please file such agreement as an exhibit to your filing. See Item 601(b)(10) of Regulation S-K.

Recon-CI acknowledges the comment and has filed the Ordinary Shares Subscription Agreement dated December 10, 2007 as Exhibit 10.41 to the registration statement.

Note 1- Organization and Basis of Presentation, Page F-9

27.	We note your response to prior comment 57 (c), concerning the contractual arrangements governing losses and residual benefits of the Domestic Companies. You have identified

Anne Nguyen Parker, Esq.

March 17, 2009

Section 2.1 of the Exclusive Technical Consulting Services Agreement Recon-CI which indicates that Recon-JN has the right to receive the majority of the expected residual benefit of the Domestic Companies but does not have an obligation to absorb the majority of the losses. Paragraph 14 of FIN 46(R) states, “If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.” Given that you do not have an obligation to absorb the majority of the losses of the Domestic Companies, please tell us how you have concluded that Recon-CI should consolidate the Domestic Companies in light of the aforementioned excerpt from paragraph 14.

As discussed with Commission Staff, Recon-CI acknowledges that paragraph 14 of FIN 46(R) provides that, if one entity absorbs losses and another entity receives residual returns, the loss-absorbing entity consolidates the variable interest entity. At the same time, however, paragraph 14 allows for consolidation of a variable interest entity by the entity that receives residual returns if there is no entity that absorbs expected losses. Paragraph 14 specifically contemplates that consolidation is appropriate in three circumstances: (i) the consolidating enterprise absorbs a majority of the variable interest entity’s expected losses; (ii) the consolidating enterprise receives a majority of the variable interest entity’s residual returns; or (iii) the consolidating enterprise absorbs a majority of a variable interest entity’s expected losses and receives a majority of the variable interest entity’s residual returns. In the present case, Recon-CI confirms that no enterprise absorbs a majority of the Domestic Companies’ losses and consolidates the Domestic Companies on the basis that (i) Recon-CI owns all of the equity in Recon-JN and (ii) Recon-JN receives the majority of the residual returns of the Domestic Companies.

28.	We note your response to prior comment 57(e), regarding your determination that the Domestic Companies were under common control, also suggesting that the Principal Shareholders constitute a control group. You indicate that the Principal Shareholders owned at least a 50% interest in each the Domestic Companies prior to entering into the contractual arrangements which establish Recon-CI as the primary beneficiary. However, we see no disclosure in your amended registration statement or information in your response indicating that an arrangement exists that requires the Principal Shareholders to vote a majority of each of the entities’ shares in concert, as would ordinarily be required to identify these parties as a control group, following the guidance outlined in paragraph 3(c) of EITF 02-05. If such an arrangement exists, please disclose the terms and file them as exhibits. Otherwise, please explain how you support your conclusion that the Domestic Companies are under common control in the absence of such arrangement.

As discussed with Commission Staff, Recon-CI has concluded that the Domestic Companies are under common control due to the operation of the contractual arrangements. In particular, each of the Principal Shareholders has entered into a Power of Attorney for each of the Domestic Companies. Each Power of Attorney has been previously filed with the Commission and provides, in part, as follows:

I exclusively authorize Recon-JN to be my sole representative with full authority to perform and exercise any and all shareholder’s rights associated with the Equity Interest, including but not limited to, the right to attend shareholders’ meetings, the right to execute shareholders’ resolutions, the right to sell, assign, transfer or pledge any or all of the Equity Interest, and the right to vote the Equity Interest for all matters, including but not limited to, the appointment of legal representatives, board members, executive directors, inspectors, chief managers and other senior management officers.

Anne Nguyen Parker, Esq.

March 17, 2009

By authorizing Recon-JN to act on behalf such Principal Shareholder with regard to each Domestic Company, the Powers of Attorney effectively cause each of the Domestic Companies to be operated by Recon-JN by virtue of Recon-JN’s control of 80% of Nanjing Recon, 67.5% of BHD and 80% of ENI. The Principal Shareholders each own shares in Recon-CI and may vote those shares as they choose. If they disagree on an issue before Recon-CI that affects one of the Domestic Companies, their votes at the Recon-CI level will not be unanimous, but Recon-CI will reach a decision and will then, as the sole shareholder of Recon-JN, unanimously cause Recon-JN to act with regard to Recon-JN’s ownership interest in such Domestic Company. Recon-JN will, in turn, always vote the majority stake in each Domestic Company (consisting of each Principal Shareholder’s equity interest in such Domestic Company) in concert.

Note 1- Organization and Basis of Presentation, Page F-11

29.	Your disclosure under the subheading, “Restatement of Financial Statements” at page F-10 indicates that you have restated your financial statements for the fiscal year ended June 30, 2007 as a result of the omission of a variable interest entity that should have been consolidated under FIN 46(R). However, your disclosure at page F-9 indicates that there were four additional variable interest entities that are now included in your consolidated financial statements. Please explain why only one of the four variable interest entities has been consolidated in your restated financial statements or amend your disclosure to reflect the appropriate number of entities that were included in the restatement.

Additionally, please explain why amounts relating to your Statement of Operations included in the “As Previously Reported” column at page F-11 do not agree with the amounts in the financial statements filed on Form S-1 on August 12, 2008.

Recon-CI acknowledges the comment and has revised the financial statements to clarify the dates applicable for each subsidiary and VIE as to the date of combination or consolidation as of each period presented. The other entities besides Hengda Haitian were included in the financial statements filed in the Form S-1 on August 12, 2008. Therefore, there is only one new VIE included in the restatement.

The amounts related to discontinued operations for June 30, 2007 have been reclassified in the column “As Previously Presented” as required by SFAS 144 Paragraph 43 and as a result these amounts do not agree with the amounts in the financial statements filed on Form S-1 on August 12, 2008. See Note 12 to the financial statements.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Yin Shenping
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.
Zachary B. Ring, Esq.

Anne Nguyen Parker, Esq.

March 17, 2009

Enclosures:

Three (3) redlined copies of the Second Amendment against the First Amendment to the Registration Statement on Form S-1